UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. )*

Klaviyo, Inc.
(Name of Issuer)

Series A common stock, par value $0.001 per share
(Title of Class of Securities)
49845K101
(CUSIP Number)
December 31, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.		NAMES OF REPORTING PERSONS Ed Hallen
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 32,989,106(1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 32,989,106(1)
	8.	SHARED DISPOSITIVE POWER 0
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,989,106(1)
10.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 44.7%(2)
12.		TYPE OF REPORTING PERSON IN

(1)	Represents 32,989,106 shares of Series A Common Stock underlying shares of Series B common stock, par value $0.001 per share (the “Series B Common Stock”) held directly by the Reporting Person.
(2)
The percentage of class was calculated based on (i) 40,841,834 shares of Series A Common Stock outstanding as of December 31, 2023, as reported by the Issuer to the Reporting Person, plus (ii) 32,989,106 shares of Series A Common Stock issuable upon conversion of shares of Series B Common Stock beneficially owned by the Reporting Person, which are deemed outstanding pursuant to SEC Rule 13d-3(d)(1)(i) only for purposes of computing the percentage ownership of the Reporting Person.

ITEM 1.	(a) Name of Issuer:
Klaviyo, Inc. (the “Issuer”).

(b) Address of Issuer’s Principal Executive Offices:
125 Summer Street, 6th Floor, Boston, MA 02110.
ITEM 2.	(a) Name of Person Filing:
Ed Hallen (the “Reporting Person”).

(b) Address or Principal Business Office:
The business address of the Reporting Person is c/o Klaviyo, Inc., 125 Summer Street, 6th Floor, Boston, MA 02110.

(c) Citizenship of each Reporting Person is:
The Reporting Person is a citizen of the United States of America.

(d) Title of Class of Securities:
Series A common stock, par value $0.001 per share (the “Series A Common Stock”).

(e) CUSIP Number:
49845K101
ITEM 3.
Not applicable.
ITEM 4. Ownership.
The ownership information below represents beneficial ownership of Series A Common Stock of the Issuer as of December 31, 2023, based on (i) 40,841,834 shares of Series A Common Stock outstanding as of December 31, 2023, as reported by the Issuer to the Reporting Person, plus (ii) 32,989,106 shares of Series A Common Stock issuable upon conversion of shares of Series B Common Stock beneficially owned by the Reporting Person, which are deemed outstanding pursuant to SEC Rule 13d-3(d)(1)(i) only for purposes of computing the percentage ownership of the Reporting Person.

(a) Amount beneficially owned:
The Reporting Person may be deemed to be the beneficial owner of 32,989,106 shares of Series A Common Stock, consisting of 32,989,106 shares of Series A Common Stock underlying shares of Series B Common Stock held directly by the Reporting Person.

(b) Percent of class:
44.7%

(c) Number of shares as to which the person has:

(i)    Sole power to vote or to direct the vote: 32,989,106
(ii)    Shared power to vote or direct the vote: 0
(iii)    Sole power to dispose or to direct the disposition of: 32,989,106
(iv)    Shared power to dispose or to direct the disposition of: 0

ITEM 5. Ownership of Five Percent or Less of a Class.
Not applicable.

ITEM 6. Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.
ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.
ITEM 8. Identification and Classification of Members of the Group.
Not applicable.
ITEM 9. Notice of Dissolution of Group.
Not applicable.
ITEM 10. Certification.
Not applicable.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 13, 2024

/s/ Ed Hallen
ED HALLEN